June 10, 2004

Marc O. Stahl, Esq.
Kirkpatrick & Lockhart, L.L.P.
75 State Street
Boston, Massachusetts 02109

Re:	Eaton Vance Floating-Rate Income Trust
	File Nos. 333-115087 and 811-21574

Dear Mr. Stahl:

	We have reviewed the registration statement on Form N-2 for
the
Eaton Vance Floating-Rate Income Trust ("Fund") filed with the Commission on April 30, 2004. Your cover letter dated April 30, 2004 requested, and we conducted, a selective review of the registration statement. We have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Prospectus

General

	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

		Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to
Rule 430A under the Securities Act.

Cover

Investment Objectives and Policies

	Please clarify whether the Fund will, or will not, seek preservation of capital as a secondary objective.

Portfolio Contents

	Please disclose that the Fund will invest at least 80% of its total assets in floating-rate Senior Loans.


Pricing Table

	Please confirm that the pricing table will be located on the outside front cover of the prospectus. See Item 1.1 of Form N-2.

	Since the underwriters have an over-allotment option, please present maximum-minimum information in the price table or a note thereto, based on the purchase of all or none of the shares subject to the option. See Instruction 4 to Item 1.1.g. of Form N-2.

	Please remove the disclosure relating to the Fund`s lack of public trading history and status as a closed-end company from under the heading "Exchange Listing." Display the disclosure prominently on the outside front cover of the prospectus. See Item 1.1.i of Form
N-2

Summary

Investment Objectives and Policies

	Since the Fund may hold securities in default, please include a description of the attendant risks.

	Please disclose the percentage of assets the Fund will invest in foreign and, if applicable, emerging market securities. Also disclose the risks attendant with such investments.

Leverage

	Please disclose that, since holders of the Fund`s debt or preferred shares will not pay fees, common shareholders will pay higher fees when the Fund uses leverage.

Non-Investment Grade Bond Risk

	Please disclose the percentage of Fund assets to be invested in non-investment grade bonds.

Interest Rate Risk

	Please include a discussion of the effects of a decline in portfolio value and asset coverage ratios when the Fund is leveraged.
Please state affirmatively that interest rates are currently at or near all-time lows.




Summary of Fund Expenses

	Please ensure that all footnote text accompanying the fee table is in a font size smaller than that of the fee table itself.

	Please include in the body of the fee table the costs of the Fund`s offering of preferred shares, currently located in footnote
2
to the fee table.

	Please file the expense reimbursement contract referenced in footnote 5 to the fee table as an exhibit to a pre-effective amendment.

General Composition of the Trust

	Will the Fund count investments in other investment companies towards the requirement that at least 80% of total assets be invested in senior floating-rate securities? If so, please confirm that the
Fund will only count funds investing at least 80% of their assets in senior floating-rate securities.

Collateralized Loan Obligations

	Please advise us supplementally of the status, with respect to the Investment Company Act of 1940, of the special purpose vehicles issuing the collateralized loan and debt obligations the Fund may purchase. Will the Fund be subject to the ownership limitations imposed by Section 12(d)(1) of the Investment Company Act?

	Please disclose how the Fund will value collateralized loan and debt obligations.

SAMIs and other Senior Loan Based Derivatives

	What is the Fund`s asset percentage limitation on investing in
SAMIs? Will the Fund count investments in derivatives towards satisfaction of the 80% requirement of Rule 35d-1 under the Investment Company Act?

Credit-Linked Notes

	Please provide additional disclosure as to the nature of the reference obligations involved in the Fund`s investments in credit-linked notes.

Underwriting

	What is the total of all payments to Underwriters of the Fund, in terms of percentage of Fund assets?


	Did the Fund`s Board consider the fee arrangement between the Adviser and qualifying underwriters when approving the Advisory Agreement? Please indicate what services are provided pursuant to the agreement. Clarify whether the services for distribution and therefore subject to the NASD sales load cap. Please file the agreement as an exhibit to the registration statement.

	Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

Shareholder Servicing Agent, Custodian and Transfer Agent

	Please advise us whether the fee to be paid to the Shareholder
Servicing Agent is included in the fee table. Supplementally advise us whether Eaton Vance or other Eaton Vance funds have ever requested the information described in this section. If so, please provide us with copies of any such reports.

Statement of Additional Information

Investment Restrictions

	Please explain in the narrative the extent to which the Fund may lend cash consistent with applicable law.

	Please respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Any questions you may have regarding the filing or this letter may be directed to me at 202.942.0686.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel





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